February 27, 2006                                                         [LOGO]
                                                                    THE HARTFORD



Sara D. Kalin, Branch Chief - Legal
United States Securities and Exchange Commission
Division of Corporation Finance, Mail Stop 3561
Washington, D.C. 20549


Attention: Mr. John Stickel

RE:  Hartford Life Insurance Company
     Form S-3; Pre-Effective Amendment No. 1 Filed January 10, 2006

Dear Mr. Stickel:

This responds to your letter of January 18, 2006. Hartford Life Insurance Company respectfully submits the following responses to your comments.

     1. We note your response to prior comment 6 of our letter dated December 30, 2005, including your statement that the information called for by
          Item 1105 of Regulation AB is not material to YOUR PROGRAM. Please confirm, if true, that such information is not material to INVESTORS or revise to provide the information called for by Item 1105.


          RESPONSE: We respectfully confirm that, for the reasons set forth in our January 10, 2006 Response to prior comment 6, the information called for by Item 1105 of Regulation AB ("Item 1105") is not material to investors in our program. We have also determined that there is no additional information relating to the notes that would be considered material to investors under Item 1105(c).


     2. Given your response to prior comment 7 of our letter dated December 30, 2005, it appears that the indenture trustee fits the definition of "Servicer" set forth under Item 1101(j) of Regulation AB. Please use the terminology set out in Regulation AB when referring to transaction parties and revise throughout the filing, including the summary sections of each prospectus supplement, to identify JPMorgan as the servicer.

          RESPONSE: We respectfully advise that, in accordance with your comment, we have revised the disclosure throughout the filing to identify JPMorgan in its capacity as Servicer in sections of the filing that include a discussion of their responsibilities related to the management of pool assets or making allocations or distributions to holders.

     3. We note that your response to prior comment 9 of our letter dated December 30, 2005 indicates that certain agreements filed as exhibits to the registration statement will "be completed" prior to or in connection with each takedown. As it is unclear whether the finalized agreements will be filed at the same time, please confirm that all material terms to be included in the finalized agreements will also be disclosed in the final Rule 424(b) prospectus, or that finalized agreements will be filed simultaneously with or prior to the final prospectus. Refer to Item 1100(f) of Regulation AB.

          RESPONSE: We respectfully confirm that all material terms to be included in the finalized agreements will be disclosed in the final Rule 424(b) prospectus. We also respectfully advise the staff that we have filed all of the agreements required to be filed as exhibits to the registration statement. Pursuant to Instruction 1 to Item 601 of Regulation S-K, the agreements, other than those filed as Exhibits 4.9, 10.1, 10.2 and 10.3, have been filed as unexecuted forms, which are final except for certain terms omitted in accordance with such Instruction and to be completed prior to or in connection with each takedown. The agreements filed as Exhibits 4.9, 10.1, 10.2 and 10.3 have been filed as fully executed.

     4. We reissue comment 11 of our letter dated December 30, 2005 in part. Please revise the cover page of the base prospectus, each prospectus supplement and the pricing supplements to prominently indicate that the notes represent the obligations of the "issuing entity."

          RESPONSE: We respectfully submit that, in accordance with your comment, we have revised the cover pages of the Base Prospectus, Prospectus Supplements and Pricing Supplements to prominently indicate that the notes represent the obligations of the "issuing entity." We have also expanded certain disclosures throughout the filing to further clarify that the notes represent the obligations of the issuing entity.

     5. As a follow-up to the comment above, please revise the cover page of the base prospectus, each prospectus supplement and each of the pricing supplements to prominently indicate that the notes being offered are asset-backed securities in addition to being secured medium-term notes.

          RESPONSE: We respectfully submit that, in accordance with your comment, we have revised the cover pages of the Base Prospectus, Prospectus Supplements and Pricing Supplements to prominently indicate that the notes are asset-backed securities.

     6. Please advise us that you will appropriately caption "callable" securities in the Prospectus Supplement and Pricing Supplement and that you will discuss them in the base prospectus under the correct name if you intend to reserve the right to issue them.

          RESPONSE: We respectfully advise that, in accordance with your comment, we have revised the Base Prospectus, Prospectus Supplements and Pricing Supplements to appropriately caption the notes as "callable."

     7. Also, please include the word "callable" in the title of the securities, pursuant to Item 1113(f)(2) of Regulation AB, if optional redemption or termination is available.

          RESPONSE: We respectfully advise that the title of each note with an optional redemption feature will include the word "callable" pursuant to Item 1113(f)(2) of Regulation AB.

          We also respectfully advise that the Prospectus Supplements and Base Prospectus already include language indicating this under "Description of the Notes - Callable Notes; Optional Repayment; No Sinking Fund" on page S-13 of the Medium-Term Notes Prospectus Supplement, "Description of the Notes - Discount Notes" on page S-22 of the Medium-Term Notes Prospectus Supplement, "Description of the Notes - Callable Notes; No Sinking Fund" on page S-11 of the IncomeNotes Prospectus Supplement, "Description of the Notes - Discount Notes" on page S-21 of the IncomeNotes Prospectus Supplement and "Risk Factors - Optional redemption may adversely affect your return on the notes" on page 6 of the Base Prospectus.

     8. We reissue comment 14 of our letter dated December 30, 2005 in its entirety. As it appears from the disclosure in both your prospectus and pricing supplements that there is a specific group of indices that may be used to determine the interest rate on the notes, please expand the disclosure in your base prospectus to include this information or advise as to why such revision is not possible.

          RESPONSE: We respectfully advise that the disclosure in the Base Prospectus on page 14 has been revised, as requested in your comment. Your understanding of our program is correct.

     9. While we note the revisions you have made in response to prior comment 13 of our letter dated December 30, 2005, please expand the disclosure to address all reports to security holders, such as the reports that may be filed in connection with distributions, or advise.

          RESPONSE : We respectfully advise that we have made the requested revisions to the Base Prospectus on page 18.

     We hope the above responses fully address your concerns. Should you have any questions, please feel free to contact me at (860) 843-6320 or Jon Mercier at (860) 843-9263.



Very truly yours,

/s/ John F. Kennedy

John F. Kennedy, Assistant Counsel